UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM       TO

COMMISSION FILE NUMBER 1-9910

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

(FULL TITLE OF THE PLAN)

WESTCORP

23 PASTEUR
IRVINE, CALIFORNIA 92618-3804

(NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
TO THE PLAN AND THE ADDRESS OF ITS
PRINCIPAL EXECUTIVE OFFICE)

SIGNATURE
EXHIBIT 23.1
EXHIBIT 32.1
EXHIBIT 32.2

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN
June 29, 2004	By:	/s/ Lee A. Whatcott
Lee A. Whatcott
Executive Vice President, Chief Financial Officer and Chief Operating Officer

Audited Financial Statements
and Supplemental Schedules

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2003
with Report of Independent Auditors

Westcorp
Employee Stock Ownership and Salary Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2003 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Irvine, California
June 16, 2004

Westcorp
Employee Stock Ownership and Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments at fair value:
Cash and short-term investments	$4,507,406	$4,410,739
Westcorp common stock	65,497,782	39,502,557
Mutual funds	23,961,889	15,464,100
Loans to participants	1,284,663	825,885

Total investments	95,251,740	60,203,281

Employee deferrals receivable	—	194,855
Employer contribution receivable	1,803,123	294,361

Total receivables	1,803,123	489,216

Net assets available for benefits	$97,054,863	$60,692,497

See accompanying notes.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

Additions
Contributions:
Employee	$5,746,565
Employer	6,914,431

Net investment income:
Interest income	177,026
Dividends	1,101,992
Net realized and unrealized appreciation	31,420,997

Total additions	45,361,011

Deductions
Benefit and withdrawal payments to participants	8,998,645

Net increase	36,362,366
Net assets available for benefits:
Beginning of year	60,692,497

End of year	$97,054,863

See accompanying notes.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution profit sharing plan that covers substantially all employees of Westcorp and its subsidiaries, and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and the Salary Savings Plan (“SSP”). Westcorp and its subsidiaries (the “Company”) make contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Vesting

Participants are immediately vested in their contributions and ESOP dividend reinvestment account plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest as follows:

	Vested Interest
Years of Service	ESOP	SSP
Less than 1	0%	0%
1	20%	30%
2	40%	60%
3	60%	100%
4	80%
5 or more	100%

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

A participant is 100% vested after five years of service for the ESOP and three years of service for the SSP, or upon attainment of age 65 or in the event of a participant’s death or total disability while still an employee of the Company. Forfeitures are used to reduce the Company’s contributions.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Employee Contributions

Employees may contribute up to 50% of annual earnings, subject to the 2003 limit of $12,000 per the Internal Revenue Code Section 401(g), to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

Employer Contributions

Employer contributions under the ESOP are at the discretion of the Company’s Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation (see Note 6).

Loans to Participants

The Plan allows employees to borrow from their Plan accounts, excluding the ESOP portion. A minimum loan amount of $1,000 can be borrowed once a year. The maximum loan amount is 50% of the employee’s vested Plan account balance not to exceed $50,000 at the time the loan is made. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan is secured by the participant’s vested interest remaining in the Plan.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants (continued)

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the 11 investment options in the same proportion in which the individual employee’s elective contributions are allocated at the time of loan repayment.

2. Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants’ wages at the end of each payroll period. In 2002, the Company amended the Plan setting limits on annual participant contributions and limiting annual participant compensation used for Plan allocation purposes. Company contributions for the ESOP portion of the Plan are discretionary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 2003 and 2002, respectively. Loans to participants and cash are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

3. Investments

The following investments represented five percent or more of the Plan’s net assets:

	December 31,
	2003		2002
John Hancock Large Cap Value Fund	$	*	$3,370,733
American Mutual A		5,079,913	*
Westcorp common stock		65,497,782	39,502,557
John Hancock Stable Value Trust Fund		*	3,754,703
American Funds AMCAP Fund		6,392,274	3,878,227

*	Investment balance is less than 5% of the Plan’s net assets.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2003 as follows:

Investments at fair value as determined by quoted market prices:
Westcorp common stock	$27,303,274
Mutual funds	4,117,723

Net appreciation in fair value of investments	$31,420,997

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 1, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequently to receiving the determination letter the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Administrative Costs

The Company agreed to voluntarily pay the Plan’s administrative expenses of approximately $76,542 and $58,232 in 2003 and 2002, respectively. The agreement to pay the administrative costs may be canceled at any time.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

6. Employer Contributions

In 2003, the Company’s Board of Directors elected to provide a contribution to the ESOP and SSP of $5,111,308 and $2,303,123 respectively. The SSP contribution was partially offset by forfeitures of $500,000. At December 31, 2003, unallocated forfeitures totaling $659,678 remain in the Plan and available to the Company for future use.

7. ESOP Participant Allocation

The Plan allocates contributions, investment changes and forfeitures to participants’ ESOP accounts as follows:

Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. These units are summarized and form the basis for the participant’s pro-rata contribution. All ESOP employer contributions credited to employees are invested in the Company’s common stock.

Investment Changes: Each participant account is allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant’s account bears to the total accounts of all participants in the same investment option at the time of the valuation.

Forfeitures: Forfeitures are held within the Plan and can be used to offset employer match to the SSP and employer contributions to the ESOP.

8. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

	December 31,
	2003	2002
Net assets:
Cash and short-term investments	$195,225	$587,033
Westcorp common stock	53,487,716	32,552,569

	$53,682,941	$33,139,602

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

8. Nonparticipant-Directed Investments (continued)

For the
Year Ended
December 31,
2003
Beginning balance	$33,139,602
Changes in net assets:
Employer contributions	5,111,308
Transfers, net	(1,630,643)
Investment income	719,903
Net realized and unrealized appreciation in fair value	21,673,793
Benefits paid to participants	(5,331,022)

Ending balance	$53,682,941

9. Holdings of Parties-in-Interest

The Plan has holdings of securities of parties-in-interest as follows:

	December 31,
	2003	2002
Westcorp common stock (1,844,296 and 1,880,998 shares in 2003 and 2002, respectively)	$65,497,782	$39,502,557

10. Risks and Uncertainties

The Plan provides for various investments in mutual funds, collective trust funds, Westcorp common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Westcorp
Employee Stock Ownership and Salary Savings Plan

Employer ID 510308535 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

		ESOP		SSP		Total
Shares or			Current		Current	Current
Par Value	Identity of Issue	Cost**	Value	Cost**	Value	Value
	Mutual Funds
62,242	John Hancock Equity Fund				$1,578,073	$1,578,073
96,612	AIM Balance Fund				2,310,350	2,310,350
188,614	American Century International Fund				1,491,891	1,491,891
208,453	American Mutual A				5,079,913	5,079,913
215,121	John Hancock Government Income Fund				2,020,819	2,020,819
187,151	John Hancock Mid Cap Growth Fund				1,625,585	1,625,585
153,732	John Hancock Small Cap Growth Fund				1,341,850	1,341,850
551,409	John Hancock Technology Fund				2,121,134	2,121,134
379,692	American Funds AMCAP Fund				6,392,274	6,392,274

	Total Mutual Funds				23,961,889	23,961,889

	Common Stock
1,844,296	Westcorp*	$31,674,738	$53,487,715	$7,529,097	12,010,067	65,497,782

	Participant Loans Receivable
$1,284,663	Participant loans*, 5.00% to 10.50% through 2033				1,284,663	1,284,663

	Short-Term Investments
$3,858,688	John Hancock Stable Value Trust Fund			3,858,688	3,858,688	3,858,688
$648,718	Cash	195,225	195,226	453,492	453,492	648,718

	Total Short-Term Investments		195,226		4,312,180	4,507,406

	Total Investments		$53,682,941		$41,568,799	$95,251,740

* Investment with a party-in-interest.

** Cost of nonparticipant-directed investments.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Employer ID 510308535 Plan #001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2003

Current Value
Identity of	Description of Asset			Expense		of Asset on
Party	(Including Interest Rate and	Purchase	Selling	Incurred with	Cost of	Transaction	Net Gain
Involved	Maturity in Case of Loans)	Price	Price	Transaction	Asset	Date	(Loss)
Single transactions in excess of 5% of beginning plan assets:
Westcorp	Contribution of common stock	$5,111,308	$—	$—	$5,111,308	$5,111,308	$—

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Auditors

Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002